Code of Ethics
Landbay Inc

1. Honest and ethical conduct:

(1). Duties to clients:

Loyalty, Prudence, and Care

All members have a duty of loyalty to their clients and must act with reasonable care and exercise prudent judgment. All members must act for the benefit of their clients and place their clients' interests before the Corporation's or their own interests.

Fairness

All members must be fair and objective with all clients when providing products and service, or engaging in other professional activities.

Preservation of Confidentiality

Any members must keep information about current, former, and prospective clients confidential unless:

(a). The information concerns illegal activities on the part of the client or prospective client,

(b). Disclosure is required by law, or

(c). The client or prospective client permits disclosure of the information.

(2). Duties to Corporation

Loyalty

In matters related to the Corporation, members must act for the benefit of the Corporation and not deprive the Corporation of the advantage of their skills and abilities, divulge confidential information, or otherwise cause harm to the Corporation.

Additional Compensation Arrangements

Any members must not accept gifts, benefits, compensation, or consideration that competes with or might reasonably be expected to create a conflict of interest with their employer's interest unless they obtain written consent from all parties involved.

Responsibilities of Supervisors

Any members must make reasonable efforts to ensure that anyone subject to their supervision or authority complies with applicable laws, rules, regulations, and the Code and Standards.

(3). Conflicts of Interest:

Disclosure of Conflicts:

All members must make full and fair disclosure of all matters that could reasonably be expected to impair their independence and objectivity or interfere with respective duties to their clients, prospective clients, and employer. All members must ensure that such disclosures are prominent, are delivered in plain language, and communicate the relevant information effectively.

Disclosure of Compensations:

All members must disclose to the corporation, clients, and prospective clients, as appropriate, any compensation, consideration, or benefit received from or paid to others for the recommendation of products or services.

2. Disclosure and the Public Communications:

Any members must report to the CEO, CPO and CAO if they find any mistakes in any reports or documents that the corporation files with, or submits to SEC, IRS and New York State, and in any public communications that the corporation made.

CEO, CPO and CAO must be full, fair accurate, timely, and understandable disclosure in reports and documents that the corporation files with, or submits to SEC, IRS and New York State, and in any public communications that the corporation made.

3. Compliance with applicable governmental laws, rules and regulations;

Knowledge of the Law

Any officers must understand and comply with all applicable laws, rules, and regulations (including the CFA Institute Code of Ethics and Standards of Professional Conduct) of any government, regulatory organization, licensing agency, or professional association governing their professional activities. In the event of conflict, any officers must comply with the more strict law, rule, or regulation. Any members must not knowingly participate or assist in and must dissociate from any violation of such laws, rules, or regulations.

Misconduct

Any officers must not engage in any professional conduct involving dishonesty, fraud, or deceit or commit any act that reflects adversely on their professional reputation, integrity, or competence.

4. Prompt Internal Reporting of Violations of the Code:

Any members must report promptly any violations of the code to the CEO and CPO.

Effective Date: 01/01/2017

Signature:Wanjun Xie
Wanjun Xie, Sole Director of the Directors' Board